MACKINAC FINANCIAL CORPORATION

130 SOUTH CEDAR STREET

MANISTIQUE, MICHIGAN 49854

April 18, 2014

Erin M. Purnell, Esq.

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                            Mackinac Financial Corporation

Amendment No. 1 to Preliminary Proxy Statement filed April 11, 2014

File No. 000-20167

Dear Ms. Purnell:

On behalf of Mackinac Financial Corporation, a Michigan corporation (the “Corporation”), today we have filed with the Securities and Exchange Commission (the “SEC”) an amendment to its preliminary proxy (the “Preliminary Proxy”).  Such filing was prepared in response to certain oral comments of the SEC’s staff.

The action taken by, or the response of, the Corporation with respect to your oral comment is as follows:

The Corporation has separated the proposal to approve the Amended and Restated Articles of Incorporation into two separate proposals.  The first proposal relates to minor adjustments made to the Corporation’s existing Articles of Incorporation that are reflected in the proposed Amended and Restated Articles of Incorporation. The Corporation has determined, in consultation with counsel, that the changes discussed in Proposal No. 2 are not material, individually or taken as a whole.

The Company has determined, however, that the provision in the Amended and Restated Articles relating to the amendment process is enough of a change to the existing procedure as to merit a separate vote by the shareholders.  Accordingly, the Corporation has added Proposal No. 3, which relates exclusively to the proposed process for amending the Corporation’s Articles.

As reflected in the above information, our documents have been amended in response to the SEC’s oral comments. In connection with the response to the SEC’s Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.              We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.              We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.              We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 906-341-7158.  Thank you.

Sincerely,

/s/ Ernie R. Krueger
Ernie R. Krueger
EVP/Chief Financial Officer
Mackinac Financial Corporation